EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Afya Limited Announces Closing of Initial Public Offering and Full Exercise of the Underwriters’ Option to Purchase Additional Shares

July 23, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the closing of its initial public offering of 15,805,841 Class A common shares at a public offering price of $19.00 per share. Afya issued and sold 13,888,887 shares of Class A common shares, which includes the full exercise of the underwriters’ option to purchase an additional 2,061,631 Class A common shares, and certain selling shareholders sold an additional 1,916,954 shares of Class A common shares. Afya estimates the net proceeds to it from the offering to be approximately US$248.1 million, after deducting underwriting discounts and commissions. The shares began trading on the Nasdaq Global Select Market on July 19, 2019, under the symbol “AFYA.”

BofA Securities, Inc., Goldman Sachs & Co. LLC, UBS Securities LLC and Itau BBA USA Securities, Inc. acted as Global Coordinators in this initial public offering, and BofA Securities, Inc., Goldman Sachs & Co. LLC, UBS Securities LLC, Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Banco BTG Pactual S.A.– Cayman Branch and XP Securities, LLC collectively acted as Bookrunners in the offering.

A copy of the final prospectus related to the offering may be obtained from BofA Securities, Inc. NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing dg.prospectus_requests@baml.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; UBS Securities LLC, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by email at ol-prospectus-request@ubs.com; Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, NY 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Banco BTG Pactual S.A.–Cayman Branch at Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, email: OL-BTGPactual-ProspectusDepartment@btgpactual.com; or XP Securities, LLC, Tower 46 | 55 West 46th Street, 30th Floor, New York, New York 10036.

A registration statement relating to these securities was filed with, and became or was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC's website at www.sec.gov.

This announcement does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact:

Investor Relations: ir@afya.com.br